

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

David Lunin
Chief Financial Officer
Calumet, Inc.
2780 Waterfront Parkway East Drive, Suite 200
Indianapolis, IN 46214

> **Re: Calumet, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 5, 2024**
> **File No. 333-277682**

Dear David Lunin:

　　We have conducted a limited review of your registration statement and have the following comment(s).

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed March 5, 2024

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 22

1.　　We note your introductory paragraph discloses the summary unaudited condensed consolidated pro forma financial information for New Calumet gives effect to the Conversion and references readers to the disclosures at the section labelled "The Consideration for the Mergers." Please expand your narrative disclosuree to provide a description of the entities involved and an explanation of what the pro forma information illustrates, pursuant to Article 11-02(a)(2) of Regulation S-X. In this regard, we refer you to the disclosures on page 207 under the heading Overview of New Calumet that describes New Calumet's recent incorporation, the lack of conducting any business operations since incorporation, and how after completion of the Conversion, the historical financial statements and results of operations are those of your predecessor, the Partnership.

2.   It appears that you have not provided all the disclosures concerning the General Partner called for under Item 17 of Form S-4. Please provide us with an analysis as to why you believe this information is not required. Also tell us how you satisfied the requirement to provide the condensed historical financial statements for the General Partner in the pro forma financial information. We refer you to Article 11-02(a)(4) of Regulation S-X.

Opinion of Evercore - Financial Advisor to the Conflicts Committee, page 64

3.   We note your disclosure that, in connection with rendering its opinion and performing its related financial analysis, Evercore, among other things, reviewed certain internal projected financial data relating to the Partnership prepared and furnished to Evercore by management of the Partnership, as approved for Evercore's use by the Partnership (the "Calumet Financial Projections"). Please disclose the Calumet Financial Projections. Refer to Item 1015(b)(6) of Regulation M-A and Item 4(b) of Form S-4.

General

4.   Please revise to provide risk factor disclosure regarding your proposed forum selection provision. For example, risks may include, but are not limited to, increased costs to bring a claim, and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. The risk factor should also address whether there is any question as to whether a court would enforce the provision.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Hillary Holmes